SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.      )

DISH NETWORK CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
Incentive Stock Options to Purchase Class A Common Stock, $0.01 par value
(Title of Class of Securities)
25470M109
(CUSIP Number of Class of Securities)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
DISH Network Corporation
9601 S. Meridian Boulevard
Englewood, Colorado 80112
(303) 723-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:
Scott D. Miller
Sullivan & Cromwell LLP
1870 Embarcadero Road
Palo Alto, California 94303
(650) 461-5600
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required in connection with this filing as it contains only preliminary communications made before the commencement of a tender offer.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Attached as Exhibit 99.1 to this Schedule TO is an e-mail communication sent on November 20, 2009 to eligible participants announcing that in light of the recently announced dividend, the Committee administering the DISH Network Corporation (the “Company” or “DISH”) employee stock incentive plans has authorized a $2.00 per share decrease in the exercise price of existing unexercised and unexpired stock options (the “Exchange Program”).
This communication does not constitute an offer to holders of the Company’s outstanding stock options to exchange those stock options. The Company has the discretion to determine if and when to implement the Exchange Program.
This filing on Schedule TO does not constitute an offer to holders of eligible stock options to exchange such stock options. The Exchange Program has not yet commenced. DISH will file a Tender Offer Statement on Schedule TO with the SEC upon the commencement of the Exchange Program. Persons who are eligible to participate in the Exchange Program should read the Tender Offer Statement on Schedule TO and other related materials when those materials become available, because they will contain important information about the Exchange Program.
DISH stockholders and option holders will be able to obtain the written materials described above and other documents filed by DISH with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, stockholders and option holders may obtain free copies of the documents filed by DISH with the SEC by directing a written request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.

Item 12. Exhibits

Exhibit No.	Description
99.1	E-mail communication sent to eligible participants on November 20, 2009.

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